



02022373

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- #

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

8-24476

REPORT FOR THE PERIOD BEGINNING___APRIL 1, 2001___AND ENDING___MARCH 31, 2002___
MM/DD/YY   MM/DD/YY

JUN 05 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    ADVISORY FINANCIAL CONSULTANTS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

505 DURHAM ROAD
_____
(No. and Street)

FREMONT	CALIFORNIA	94539-6699
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RUTHE P. GOMEZ   (510) 656-1357
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    HANSEN & COMPANY, C.P.A.'S
_____
(Name – if individual, state last, first, middle name)

22320 FOOTHILL BLVD., SUITE 430	HAYWARD	CALIFORNIA	94541
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 2 6 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____RUTHE P. GOMEZ_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ADVISORY FINANCIAL CONSULTANTS, INC._____, as of _____MARCH 31,_____, 20 _02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (*)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (*)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(*) NOT RRQUIRED - SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENTS

ADVISORY FINANCIAL CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2002

TABLE OF CONTENTS

HANSEN & COMPANY
Certified Public Accountants

HANSEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

22320 FOOTHILL BLVD., SUITE 430

HAYWARD, CALIFORNIA 94541-2744

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Advisory Financial Consultants, Inc.
Fremont, California

We have audited the accompanying statement of financial condition of **ADVISORY FINANCIAL CONSULTANTS, INC.** as of March 31, 2002, and the related statements of changes in stockholders' equity, income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ADVISORY FINANCIAL CONSULTANTS, INC.** as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen & Company

May 10, 2002

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash	$ 16,719
Commissions receivable	25,981
Marketable securities, at market value	57,857
Prepaid pension plan expense	794
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $12,311	48,947
Total assets	$ 150,298

See accompanying notes.

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 1,015
Commissions payable		8,521
Payroll taxes payable		100
Income taxes payable		4,366
Deferred income taxes		2,411
Total liabilities		16,413
Stockholders' Equity		
Capital stock - authorized, 1000 shares; issued and outstanding, 100 shares - stated value	$ 19,100	
Retained earnings	114,785	
Total stockholders' equity		133,885
Total liabilities and stockholders' equity		$ 150,298

See accompanying notes.

-2-

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2002

	Balance March 31, 2001	Net Income	Other Additions (Deductions)	Balance March 31, 2002
Capital stock	$ 19,100	$ ---	$ ---	$ 19,100
Retained earnings	124,416	32,369	42,000*	114,785
Total	$ 143,516	$ 32,369	$ 42,000	$ 133,885

*DIVIDENDS PAID

See accompanying notes.

-3-

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2002

REVENUES

Commissions		$ 355,296
Other		4,330
Total revenues		359,626

EXPENSES

Commissions	$ 109,574	
Officer's salary	84,000	
Advertising	2,543	
Depreciation	4,402	
Dues and subscriptions	936	
Insurance	549	
Maintenance and janitorial	9,063	
Meals and entertainment	4,648	
Miscellaneous	334	
Office salary	22,789	
Office supplies and postage	7,499	
Pension plan expense	26,697	
Professional services	5,275	
Rent	24,000	
Taxes, licenses and regulatory fees	8,055	
Telephone and utilities	1,511	
Travel and seminars	4,991	
Total expenses		316,866

INCOME BEFORE INCOME TAXES	42,760
INCOME TAXES	10,391
NET INCOME	32,369

RETAINED EARNINGS

Balance - beginning of year	124,416
Dividends paid	(42,000)
Balance - end of year	$ 114,785

See accompanying notes.

-4-

HANSEN & COMPANY
Certified Public Accountants

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 32,369
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,402
(Increase) decrease in:	
Commissions receivable	7,883
Marketable securities	(3,490)
Prepaid taxes	5,497
Prepaid pension plan expense	(794)
(Decrease) increase in:	
Accounts payable	523
Commissions payable	(1,143)
Payroll taxes payable	(39)
Income taxes payable	4,366
Deferred income taxes	321
Net cash provided by operating activities	49,895

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of office equipment	(2,298)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid	(42,000)

NET INCREASE IN CASH	5,597
CASH AT BEGINNING OF YEAR	11,122
CASH AT END OF YEAR	$ 16,719

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during year for:	
Interest	$ ---
Income taxes	$ 207

See accompanying notes.

-5-

ADVISORY FINANCIAL CONSULTANTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company is a securities broker dealer which, through registered representatives and the Company principal, sells investments to the general public. Over 99% of the Company's commission revenues were earned through customer investments in various mutual funds.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Marketable Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in operating income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to forty years, the useful lives of the furniture, equipment and leasehold improvements.

Income Taxes - The company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax benefits are provided for net operating loss and credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Advertising - The Company expenses advertising costs as incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

HANSEN & COMPANY
Certified Public Accountants

NOTE 3 – The Company has no liabilities subordinate to the claims of general creditors at March 31, 2002.

NOTE 4 – No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 5 – The Company has established a simplified employee pension plan and a money purchase pension plan. At the discretion of the Company up to twenty-five percent of all employees annual compensation may be contributed to the plan each year. Pension plan expense for the year totalled $26,697.

NOTE 6 – The Company rents its premises from the controlling stockholder on a month to month basis. The monthly rent is $2,000.

NOTE 7 – Marketable securities valued at market have a cost of $45,601 resulting in unrealized gains of $10,114, an increase of $1,348 for the year ended March 31, 2002.

NOTE 8 – The components of the income tax expense for the year ended March 31, 2002 are as follows:

	FEDERAL	STATE	TOTAL
Current	$ 6,204	$ 3,866	$ 10,070
Deferred	202	119	321
	$ 6,406	$ 3,985	$ 10,391

A deferred income tax liability results from recognizing unrealized gain on marketable securities for financial statement purposes.

HANSEN & COMPANY
Certified Public Accountants

SUPPLEMENTARY INFORMATION

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE I   COMPUTATION OF NET CAPITAL

MARCH 31, 2002

TOTAL OWNERSHIP EQUITY $ 133,885

DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE
  FOR NET CAPITAL

        Aged commissions receivable $ 44
        Net equipment and improvements   48,947
        Prepaid pension plan expense   794   49,785

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL   84,100

DEDUCTIONS   ---

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   84,100

HAIRCUTS ON SECURITIES

    Trading and investment securities   8,679

NET CAPITAL $ 75,421

-8-

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE II   RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED

AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2002

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS $ 107,499

ADJUSTMENTS

    Decrease in aged commissions   1,301
    Increase in haircut   (495)
    Dividends paid   (42,000)

    Additional income accruals:
      Commissions receivable   20,584

    Additional expense accruals:
      Accounts payable $ 1,015
      Commissions   5,666
      Payroll taxes   100
      Deferred income tax   321
      Income tax payable   4,366   (11,468)

NET CAPITAL PER AUDITED FINANCIAL STATEMENTS $ 75,421

-9-

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE III   COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2002

MINIMUM NET CAPITAL REQUIRED	$ 1,094
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000

EXCESS NET CAPITAL

Net capital	$ 75,421	
Less net capital requirement	5,000	
Excess net capital		$ 70,421

EXCESS NET CAPITAL AT 1,000%

Net capital	$ 75,421	
Less: 10% of total aggregate indebtedness	1,641	
Excess net capital at 1,000%		$ 73,780

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE IV   COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2002

TOTAL A-1 LIABILITIES	$ 16,413
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 16,413
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	21.8%
PERCENTAGE OF DEBT TO DEBT - EQUITY TOTAL	10.9%

-11-

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

Board of Directors
Advisory Financial Consultants, Inc.
Fremont, California

In planning and performing our audit of the financial statements and supplemental schedules of Advisory Financial Consultants, Inc. for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknessess under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hansen & Company

May 10, 2002